Via Facsimile and U.S. Mail
Mail Stop 6010


August 12, 2005


Mr. Stephen R. Davis
Chief Business Officer
Neurogen Corporation
33 Northeast Industrial Road
Branford, CT  06405

      Re:	Neurogen Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
	            File No. 000-18311

Dear Mr. Davis:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,



      Kevin Woody
								Branch Chief